                        (Communication Cable, Inc. logo)


                                January 16, 1996
To Our Stockholders:
       Reference is made to the Company's Schedule 14D-9 previously mailed to you on December 12, 1995 in response to the Tender Offer by Kuhlman Corporation initiated on November 29, 1995.
       Your Board of Directors has concluded that Kuhlman's current Offer of $12.00 is not in the best interests of the Company and its stockholders, because the Company received an offer to purchase the Company at $13.00 per share, culminating in a letter of intent to merge, signed on January 15, 1996. Subsequently, today, Kuhlman has indicated in writing that it will increase its tender offer to $13.062. The Board will consider its recommendation with respect to Kuhlman's new offer once it has been received. CCI currently is in discussions with Pentair and Kuhlman.
       CCI shareholder tender and withdrawal rights were subject to a deadline established by Kuhlman as January 22, 1996, but Kuhlman has announced it intends to extend the deadline to January 31, 1996. Shareholders are urged to review the tender and withdrawal procedures and deadline set forth in the Kuhlman tender offer previously delivered to shareholders and to monitor further corporate announcements.
       Enclosed are a copy of the Company's Amendment No. 1 previously filed and a copy of Amendment No. 2 to its Schedule 14D-9, as filed with the Securities and Exchange Commission, describing the Board's decision and containing other important information relating to this decision. We urge you to consider this information carefully.
       By Order of the Board of Directors.
                                        Sincerely,
                                        /s/ James R. Fore
                                        James R. Fore
                                        President

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           COMMUNICATION CABLE, INC.
                           (Name of Subject Company)
                           Communication Cable, Inc.
                      (Name of Person(s) Filing Statement)
                     Common Stock Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 I0 4
                     (CUSIP Number of Class of Securities)
                                 James R. Fore
                     President and Chief Executive Officer
                           Communication Cable, Inc.
                             1378 Charleston Drive
                              Post Office Box 1757
                         Sanford, North Carolina 27331
                                 (800) 410-9473
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person(s) filing statement.)
                                With a Copy to:
                               L. Bruce McDaniel
                             Post Office Box 58186
                         Raleigh, North Carolina 27658
                                 (919) 872-3000

            Communication Cable, Inc. hereby amends its Schedule 14D-9 (the "Statement"), originally filed on December 12, 1995, with respect to the tender offer by Kuhlman Corporation initiated on November 29, 1995. Capitalized terms not defined herein have the meaning assigned to them in the Statement.
Item 2.   Tender Offer of the Bidder.
An additional paragraph is added to Item 2, as follows:
            The Company was notified in writing on January 16, 1996 that Kuhlman was in the process of increasing its tender offer from $12.00 to $13.062 per share. The Company currently is in discussions with Pentair and Kuhlman. Upon receipt of the increased tender offer by Kuhlman, the Company's Board will consider its response. Company shareholder tender and withdrawal rights were subject to a deadline established by Kuhlman as January 22, 1996, but Kuhlman has announced it intends to extend the deadline to January 31, 1996.
Item 4.   The Solicitation or Recommendation.
Item 4 is hereby revised and restated in full as follows:
            At a meeting held on January 14, 1996, the Board of Directors of the Company (the "Board"), by a unanimous vote of all members present (including by a unanimous vote of the non-management directors of the Company), recommended, at this time, the rejection of the $12.00 Offer as not in the best interests of the Company and its stockholders in light of a $13.00 per share cash merger offer from Pentair, Inc. Mr. James R. Fore, President of the Company, abstained from the voting (see Item 6(b), below.) CCI shareholder tender and withdrawal rights were subject to a deadline established by Kuhlman as January 22, 1996, but Kuhlman has announced it intends to extend the deadline to January 31, 1996. Shareholders are urged to review the tender and withdrawal procedures and deadline set forth in the Kuhlman tender offer previously delivered to shareholders and to monitor further corporate announcements. Today, Kuhlman has indicated in writing that it will increase its tender offer to $13.062. The Board will consider its recommendation with respect to Kuhlman's new offer once it has received it. A press release with respect to this matter is attached as
Exhibit 3 hereto and incorporated herein by reference.
            The form of press release announcing the recommendation with respect to the $12.00 Kuhlman offer and the resulting letter of intent dated January 15, 1996 to merge with Pentair for $13.00 per share in cash are being filed with the Commission as Exhibits 1 and 2, respectively, hereto and are incorporated herein by reference.
            This decision was made because of the Board's consideration of the following factors during the course of essentially the past year up to the date of such action:
            1. The previously received, in connection with the Kuhlman Tender Offer, the fairness opinion from Interstate/Johnson Lane indicating that a price of 12.00 per share was fair to the shareholders from a financial point of view;
            2. The receipt of the offer to merge from Pentair, Inc., a publicly held Minnesota corporation, at a price of $13.00 per share for each share of the Company's common stock. See Item 6(d) below, and Exhibits 1 and 2 hereto for details of the Pentair offer;
            3. The consideration of prices discussed in indications of interest received by the Company during the past year;

            4. The fact that the current market price of the Company's Shares for every trading day since the Kuhlman Offer was announced has been at or above the per-share price of the Offer; and that as of January 12, 1996, the last bid price of the shares was $12.00 per share;
            5.   The nature of the Offer;
            6. An assessment by directors of the strengths and weaknesses of the Company's current business, business plans, prospects, financial condition, and stock market perception;
            7. A review of the trading history and current market value of the shares of the Company;
            8. The effect of the acquisition on the Company's customers, employees, suppliers, and business plans.
            Other than as set forth above, there was no basis for the Board's decision on the Tender Offer, and no relative weight was assigned to any individual factor considered in reaching its determination.
Item 6.   Recent Transactions and Intent With Respect to Securities.
            Paragraphs (b) and (d) of Item 6 are hereby revised and restated in full as follows:
            (b) The Company has no knowledge as to whether any of its executive officers, directors or affiliates presently intend to tender into the Offer or to sell any shares held of record or beneficially owned by them, except for the Fore option, discussed in Item 3(b), to which reference is made. The Company has been advised that Kuhlman exercised such option on January 2, 1996 and that as of January 5, 1996 Kuhlman owned 315,703 Shares (approximately 12% of the outstanding common stock of the Company).
            (d) On January 14, 1996, the Company received an offer to merge from Pentair, Inc., a Minnesota corporation, at a price of $13.00 per share for each share of common stock of the Company. That offer culminated in a letter of intent to merge, at that price, dated and signed on January 15, 1996. See
Exhibit 2 hereto for details of the letter of intent. Today, Kuhlman has indicated in writing that it will increase its tender offer to $13.062. Kuhlman has demanded that the Company proceed to mail proxies in the near future with respect to a shareholder meeting called for the purpose of considering granting Kuhlman voting rights for shares it owns in the Company
            Action will be taken to call a Special Meeting of Shareholders in the near future, at a date to be announced.
Item 9. Material to be Filed as Exhibits.
            (a)   Press Release of January 15, 1996
            (b)   Letter of Intent of January 15, 1996
            (c)   Press Release January 16, 1996

                                   SIGNATURE
            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Date: January 16, 1996                    COMMUNICATION CABLE, INC.
                                          By:
                                             James R. Fore
                                             President and
                                             Chief Executive Officer
                (a)   Press Release of January 15, 1996 FOR IMMEDIATE RELEASE
                       PRESS RELEASE -- JANUARY 15, 1996
                Communication Cable, Inc. (NASDAQ Symbol -- "CABL"), a specialty electronic wire and cable manufacturer, announced today that it has signed a non-binding letter of intent to merge with a subsidiary of Pentair, Inc., a publicly held holding company located in Minneapolis, Minnesota, at a cash price of $13.00 per share for each share of outstanding Company common stock. That letter of intent is generally not binding and is subject to a number of conditions. It has a termination fee of $750,000, plus expenses, payable by CCI if Pentair is out bid, or in certain other circumstances. The letter of intent calls for a definitive agreement to be signed by January 16, or immediately thereafter.
                Because of the Pentair offer, among other reasons, the Board changed its recommendation of the Kuhlman tender offer of $12.00 per share from no position to a recommendation that the Company's shareholders reject the Kuhlman offer. This decision will be reflected on the Company's Amendment No. 2 to its Schedule 14D-9, to be filed with the Securities and Exchange Commission. Shareholder withdrawal rights with respect to the Kuhlman tender offer currently are scheduled to expire on January 22, 1996.
                As noted in the Company's previous press releases, Kuhlman had an option agreement dated November 20, 1995 with Mr. James R. Fore by which Kuhlman could acquire all of Mr. Fore's stock at $12.00 per share, entering into an employment agreement on the same date providing for Mr. Fore's employment with Kuhlman for up to three years following Kuhlman's acquisition of the Company. The Company has been advised that Kuhlman exercised such option on January 2, 1996 and that as of January 5, 1996 Kuhlman owned 315,703 shares (approximately 12% of the outstanding common stock of the Company).

NASDAQ/NMS Symbol CABL                  Contact: James R. Fore
Telephone: 919-775-7775                        President
Fax:             919-776-5601

                (b)   Letter of Intent of January 15, 1996
                              (Pentair Letterhead)
                                                                January 14, 1996
Board of Directors
Communication Cable, Inc.
1378 Charleston Drive
P.O. Box 1757
Sanford, NC 27331
Re: Acquisition Proposal for Communication Cable, Inc.
Gentlemen:
            This letter of intent will confirm Pentair's firm offer to require Communication Cable, Inc. (the "Company") through a merger of a Pentair subsidiary into the Company, by which shareholders of the Company will receive cash for the value of their shares (the "Merger"). This offer will expire on the close of business on January 16, 1996, unless before that time the Board of Directors of the Company has executed this letter of intent, approved the terms of the proposed transaction and executed and delivered to Pentair a definitive agreement to undertake the Merger.
            This letter is not a binding agreement, except for the provisions of paragraphs 6 through 9, with respect to the Merger, which is subject (among other things) to (a) the negotiation and execution of a definitive agreement and related agreements and documents (collectively, the "Definitive Agreement"): (b) the approval of the Merger by the holders of not less than 80% of the shares of common stock of the Company, and (c) the receipt of any necessary regulatory approvals and the expiration or termination of any applicable waiting periods. There is no financing or due diligence contingency in connection with this offer.
            The fundamental terms of the proposed acquisition are as follows:
             1. THE MERGER. Subject to the terms and conditions of the
                Definintive Agreement, Pentair will form an acquisition subsidiary which shall merge with and into the Company. The issued and outstanding shares of the Company shall be converted into the right to receive cash in the amount of $13.00 per share. Pentair will become the sole shareholder of the surviving corporation, which shall be the Company.
             2. BOARD APPROVAL. The Board of Directors of the Company will approve the Merger, execute and deliver to Pentair the Definitive Agreement and recommend to the shareholders of the Company that they approve the Merger.
             3. DEFINITIVE AGREEMENT. As promptly as is practicable after the execution of this letter of intent, the parties will negotiate and complete the Definitive Agreement, which will include representations, covenants and conditions customary in a transaction like the Merger.
             4. ONGOING COOPERATION. Following execution of the Definitive
                Agreement, Pentair and its counsel, accountants and advisors will conduct a continuing review of the financial condition, business, assets and contractual commitments of the Company, which will cause it agents, employees, counsel, accountants and advisors to cooperate with Pentair in connection with such review and supply to Pentair and its counsel, accountants and advisors such materials and documents and such access to its operations as shall be reasonably requested in connection therewith.
             5. CONFIDENTIALITY AGREEMENT. The Confidentiality Agreement dated
                December 13, 1995 executed by Pentair shall continue in full force and effect and is hereby ratified and confirmed.
             6. NO SOLICITATION. Following the execution of this letter of intent, neither the Company nor its directors, officers,
                employees, financial advisors, legal counsel, accountants and other agents and representatives shall (a) encourage, initiate or solicit, directly or indirectly, any inquires or the making of any proposals by, or engage in discussions or negotiations with, any third party (other than Pentair) concerning any merger, consolidation, sale of assets, tender offer, sale of shares or similar transaction involving the Company or any significant assets of the Company, other than the Merger (each an "Acquisition Proposal"), or (b) disclose directly or indirectly to any person preparing to make an Acquisition Proposal any confidential information regarding the Company, or
                (c) enter into any understanding, agreement or commitment with any third party providing for an acquisitive transaction, equity investment or sale of any significant assets of the Company. Notwithstanding the foregoing, the Board of Directors of the Company or any committee thereof appointed for purposes of any of the foregoing (a "Committee"), officers, employees, representatives and agents of the Company may (i) take action upon receipt of the advice of special legal counsel that such action is advisable in order to fulfill the fiduciary duties of the Board or the Committee, and (ii) provide confidential information regarding the Company to a potential purchaser upon the prior written request of such purchaser whom the Board or Committee reasonably believes (A) is qualified and creditworthy,
                (B) will not use such information to the competitive disadvantage of the Company, and (C) intends to make a serious offer which may result in a transaction more favorable to the shareholders of the Company than the consideration payable in connection with the Merger, provided that such disclosure is made subject to an appropriate confidentiality agreement, and the request does not arise as a result of any solicitation for expression of interest by the Company or any of its directors, officers, employees, financial advisors, legal counsel, accountants or other agents and representatives. The Company will notify Pentair immediately if any Acquisition Proposal or any request for confidential information is received, shall inform Pentair if the Company's Board or Committee has been advised by special legal counsel to consider such Acquisition Proposal in order to fulfill the fudiciary duties of the Board of Directors and shall provide to Pentair such information regarding any Acquisition Proposal or request for informaiton as Pentair may reasonably request.
             7. EXPENSES. Except as set forth in Paragraphs 9 and 10 below, the parties will each bear their own expenses incurred in connection with the negotiation of the transaction contemplated hereby, whether or not such transaction is consummated.
             8. PUBLICITY. Until such time as either the Company or Pentair shall advise the other in writing that negotiations over the transaction contemplated herein are terminated, neither the Company nor Pentair shall, without the prior written consent of the other

                (which consent shall not be unreasonably withheld), issue any statement or communication to the public generally or to any third party relating to this offer, any negotiations with respect thereto or the interest of Pentair in the acquisition of the Company, except as required by applicable securities law, as done on advice of that party's legal counsel, a copy of which proposed statement or communication shall be given to the other party prior to the release of the statement or communication to the public generally or to any third party. The parties agree that this letter shall be the subject of a press release upon execution.
             9. TERMINATION FEES EXPENSES. In order to induce the submission by
                Pentair to the Board of Directors of the Company of terms for the acquisition of the Company more favorable to its shareholders than those previously offered by Kuhlman Corporation in its tender offer, if
                (1) this letter of intent or the Definitive Agreement is
                    terminated by Pentair as a result of (i) any breach by the Company of any binding agreement contained in this letter or
                    (ii) any knowing breach of any representation, warranty, or covenant contained in the Definitive Agreement; or
                    (2) the Company enters into an Acquisition Proposal (other than this letter and the Definitive Agreement), or any Acquisition Proposal (other than the Merger) is consummated, within one (1) year from the date hereof, unless Pentair has breached, terminated, or abandoned this letter or the Definitive Agreement for any reason other than a breach by the Company of its obligations under this letter or the Definitive Agreement; or
                        (3) any third party makes an Acquisition Proposal or
                            acquires common stock of the Company and thereafter holds 20% or more of the then current issued and outstanding shares of the Company, and thereafter
                            (A) the Board of Directors of the Company does not reject the Acquisition Proposal of such third party, or (B) the Definitive Agreement or this letter is terminated or abandoned as a result of the shareholders' failure to approve the Merger and the price per share of such Acquisition Proposal is higher than $13.00 at the time of the shareholder vote.
                            then the Company shall pay to Pentair, immediately upon the occurrence of the first event to occur set forth above in this paragraph 9, a termination fee equal to $750,000, plus an amount necessary to reimburse Pentair for its costs and expenses incurred to that date in connection with the Merger, not to exceed $250,000.
            10. EXPENSES OF THE COMPANY. If Pentair violates its obligations under this letter or the Definitive Agreement, Pentair will reimburse the Company for its costs and expenses incurred to that date in connection with the Merger, not to exceed $250,000.
            11. NO BINDING OBLIGATION. Except for the provisions of paragraphs 6 through 10 hereof, inclusive, which constitute binding agreements of the parties, this letter is only an expression of the intent of the parties and does not constitute a binding agreement of any party to consummate the transactions contemplated hereby in respect of the business.

            12. TERMINATION. This letter of intent will terminate, except with respect to the binding portions hereof as set forth above, if the Definitive Agreement has not been executed and delivered by January 16, 1996, or such later date as the parties shall mutually agree.
            If this letter correctly states our mutual intentions please indicate your approval and agreement by signing and returning the duplicate copy of this letter enclosed herewith.
                                                             Very truly yours,
                                                             PENTAIR, INC.
                                                             By: Gerald C. Kirch
                                             Its: President General Industrial
                                                  Products Group
            Approved and agreed:
COMMUNICATION CABLE, INC.
            BY:    JAMES R. FORE
ITS: PRESIDENT
                            (c)   Press Release January 16, 1996
                   FOR IMMEDIATE RELEASE -- JANUARY 16, 1996
            Communication Cable, Inc. (NASDAQ Symbol -- "CABL"), a specialty electronic wire and cable manufacturer, announced today that it has been notified by Kuhlman Corporation that Kuhlman is in the process of increasing its tender offer from $12.00 to $13.062 per share. Yesterday, CCI announced that it had signed a non-binding letter of intent to merge with a subsidiary of Pentair, Inc. at a cash price of $13.00 per share for each share of outstanding CCI common stock. CCI currently is in discussions with Pentair and Kuhlman. Upon receipt of the increased tender offer by Kuhlman, the CCI board will consider its response. CCI shareholder tender and withdrawal rights are subject to a deadline currently established by Kuhlman as January 22, 1996. Shareholders are urged to review the tender and withdrawal procedures and deadline set forth in the Kuhlman tender offer previously delivered to shareholders and to monitor further corporate announcements.

NASDAQ/NMS Symbol CABL                  Contact: James R. Fore
Telephone: 919-775-7775                           President
Fax: 919-776-5601